SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.
20549

Form 11-K
Annual Report

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2004

SunTrust Banks, Inc. 401(k) Plan

SunTrust Banks, Inc.
303 Peachtree Center Avenue
Suite 275
Atlanta, GA 30303

SunTrust Banks, Inc.
401(k) Plan

Financial Statements and Supplemental Schedules
December 31, 2004 and 2003

SunTrust Banks, Inc. 401(k) Plan
Table of Contents
December 31, 2004

Page(s)

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act ("ERISA") of 1974 have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
SunTrust Banks, Inc. 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of SunTrust Banks, Inc. 401(k) Plan (the "Plan") at December 31, 2004 and 2003 and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Atlanta, Georgia
June 28, 2005

SunTrust Banks, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets		
Investments, at fair value		
Plan interest in SunTrust common stock fund		
Participant directed		
SunTrust Banks, Inc Common Stock	$ 545,534,574	$ 556,205,476
STI Classic Prime Quality Money Market Mutual Fund	5,940,450	4,530,294
Non-participant directed		
SunTrust Banks, Inc Common Stock	489,755,988	465,012,222
STI Classic Prime Quality Money Market Mutual Fund	4,029,186	3,787,526
Total Plan interest in SunTrust common stock fund	1,045,260,198	1,029,535,518
Mutual funds	540,650,573	458,358,502
Money market mutual fund	78,559,275	85,460,027
Collective trust fund	82,675,077	59,207,735
Loans due from participants	52,179,765	50,018,939
Total investments	1,799,324,888	1,682,580,721
Cash	4,584,029	5,890,849
Receivables		
Due from broker for securities sold	1,525,623	5,306,130
Accrued interest and dividends	309,889	251,011
Employer contributions	5,409,630	4,956,731
Total receivables	7,245,142	10,513,872
Total Assets	1,811,154,059	1,698,985,442
Liabilities		
Due to broker for securities purchased	3,152,758	2,383,443
Due to participants	-	258,868
Total liabilities	3,152,758	2,642,311
Net assets available for benefits	**$ 1,808,001,301**	**$ 1,696,343,131**

The accompanying notes are an integral part of these financial statements.

SunTrust Banks, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004

Additions	
Contributions	
Participant and rollover	$ 99,703,212
Employer	47,595,584
Total contributions	147,298,796
Dividends	33,304,713
Net appreciation in fair value of investments	78,334,621
Total additions	258,938,130
Deductions	
Cash distributions to participants	(128,536,096)
In-kind distributions to participants	(18,743,864)
Total deductions	(147,279,960)
Net increase	111,658,170
Net assets available for benefits, beginning of year	1,696,343,131
Net assets available for benefits, end of year	**$ 1,808,001,301**

The accompanying notes are an integral part of these financial statements.

1. Plan Description

General

The SunTrust Banks, Inc. 401(k) Plan (the "Plan") is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"). The following is a description of the Plan and is intended to provide a general understanding of the Plan's provisions. Participants should refer to the summary plan description and plan document for a more complete description.

The Plan document provides that the Plan will be administered by a committee (the "Plan Committee") appointed by the Board of Directors of SunTrust Banks, Inc. (the "Company").

Eligibility and Vesting

Each employee of the Company who is classified as full-time, regular part-time, or on-call is eligible to participate in the Plan for purposes of making deferrals as of the first day of the second calendar month following the date that the eligible employee was hired. Employees who elect to participate are immediately 100% vested.

Contributions

Under the Plan's provisions, participant deferrals are permitted on 1% to 20% of eligible compensation, as defined. Matching contributions will be made in an amount equal to 100% of the first 3% and 50% of the next 2% of eligible compensation (for a maximum employer match of 4%) contributed by each participant. Participants also have the option to contribute additional amounts if they are age 50 or older.

Participant Accounts

Each participant's account is affected by the participant's contributions, the Company's match, distributions, loans, and the allocation of Plan earnings. The allocation of Plan earnings is based on the investment choices that the participant elects. The participant balances are updated on a daily basis.

Investment Options

Participants in the Plan may direct their contributions and any roll-over contributions among various investment options in 1% increments. Changes in investment elections may be made on a daily basis. Descriptions of the investment options (all of which are related-party Company sponsored funds) available to participants are as follows:

SunTrust Common Stock Fund
This investment option is invested primarily in shares of common stock of the Company with approximately 1% being invested in the STI Classic Prime Quality Money Market Fund.

STI Classic Small Cap Growth Stock Fund
The fund seeks to provide long-term capital appreciation by investing primarily in U.S. companies with market capitalizations of at least $3 billion that demonstrate above average potential.

STI Classic Value Income Stock Fund
The fund seeks to provide current income with the secondary goal of achieving capital appreciation by investing primarily in equity securities.

STI Classic Investment Grade Bond Fund
The fund seeks to provide a high level of total return through current income and capital appreciation, consistent with the preservation of capital. This is primarily achieved through investing in corporate investment grade bonds and U.S. government securities.

STI Classic Short- Term Bond Fund
The fund seeks to provide a high level of total return through the investment in short to intermediate term investment grade fixed income securities.

STI Classic Prime Quality Money Market Mutual Fund
The fund seeks to provide a high level of current income consistent with the preservation of capital and liquidity by investing exclusively in high-quality money market instruments. The funds maturity structure will average 90 days or less.

STI Classic Growth and Income Fund
The fund seeks to provide long-term capital appreciation and, as a secondary objective, current income by investing primarily in domestic common stocks and ADR's of companies with market capitalizations of at least $1.5 billion.

STI Classic Capital Appreciation Fund
The fund seeks to provide capital appreciation by investing primarily in a portfolio of common stocks, warrants and securities convertible into common stock that, in its advisors opinion, are undervalued in the marketplace at the time of purchase.

SunTrust 500 Index Fund
The fund seeks to provide results that correspond to the price and yield performance of publicly traded stocks represented by the Standard & Poor's 500 Composite Stock Price Index.

SunTrust Mid-Cap Equity Fund
The fund seeks long-term capital growth by investing primarily in the stocks of companies with market capitalization between $500 million and $10 billion.

Under the terms of the Plan, Company contributions are invested in the SunTrust Common Stock Fund and are not available for transfer until after a participant reaches age 55 (see Note 3 for disclosure of nonparticipant-directed amounts).

The Trustee
SunTrust Bank ("Trustee"), a wholly-owned subsidiary of the Company, serves as the trustee of the Plan and administers the Plan's assets together with the income therefrom. The Trustee is the custodian of the investments held by the Plan.

Loans to Participants
The Plan allows its participants to borrow funds at a rate of interest determined by the Plan Committee. A participant may generally borrow the lesser of $50,000 or 50% of his/her account balance, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods of up to 60 months, unless the loan is for the purchase of a primary residence, which would permit a repayment period of up to 120 months. During the year ended December 31, 2004, interest rates ranged from 5.25% to 12.0%. Participants are charged administrative fees for the processing of any loan.

Benefits
A participant (or beneficiary, if applicable) upon attaining age 59 ½ or upon termination of service due to death, disability, or retirement, may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installments over a period not to exceed 9 years. Participants with balances less than $5,000 upon termination must take a lump sum distribution.

Plan Termination
The Company has the right to amend, suspend, or terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. In the event of Plan termination, the participants account balance is nonforfeitable.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared using the accrual basis of accounting other than benefit payments, which are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Valuation of Investments
Investments in the SunTrust Common Stock Fund ("SunTrust Fund") are valued at the daily unit value of the SunTrust Fund calculated by the recordkeeper of the Plan. Investments in mutual funds and collective trust funds are valued each business day at their reported net asset value. Loans to participants are carried at their outstanding balance, which approximates fair value.

Investment Transactions and Income
Investment transactions are recorded on the trade date. Realized gains/losses are determined on the basis of average cost. Interest is recognized on an accrual basis. Dividends are recognized on the dividend date. Realized gains/losses from the sale of investments and changes in unrealized appreciation/depreciation on investments held during the year are recorded in the accompanying financial statements as net appreciation in fair value of investments. Distributions of capital gains/losses from mutual funds are included in net appreciation in fair value of investments in the accompanying financial statements.

Plan Expenses
Expenses for purchases and sales of trust assets may be paid by the Plan. All other expenses of the Plan and any liability, assessment, or other cost, which are not based on the Trustee's own negligence, willful misconduct, or lack of good faith, may be paid by the Plan if they are not paid by the Company. In 2004, all administrative expenses for the Plan were paid by the Company.

Benefit Payments
Distributions to participants are recorded when payment is made. Distribution of all shares in SunTrust Common Stock, with cash for any fractional shares, is also a form of benefit payment that is made in-kind. The record keeper uses the closing price on the day the distribution is processed to calculate the number of shares.

Forfeitures
No forfeitures exist because participants are immediately 100% vested in employer contributions.

3. **Investments**
The fair values of individual investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2004 and 2003 are as follows:

	2004	2003	
Plan interest in SunTrust common stock fund	$ 1,035,290,562	$ 1,029,535,518	*
STI Classic Capital Appreciation Fund	140,047,227	138,386,454	
STI Classic Fund Small Cap	126,640,420	96,689,972	
STI Classic Prime Quality Money Market Mutual Fund	-	85,460,027	

* These amounts include non-participant directed investments in 2004 and 2003 of $ 545,534,574 and $ 489,755,988 in nontransferable SunTrust common stock and $ 5,940,450 and $4,029,186 in non transferable STI Classic Prime Quality Money Market Mutual Fund, respectively, allocated to participants' accounts. The employer contribution amounts may not be transferred by participants until the earlier of reaching age 55, terminating employment or upon the participant's death. However, in the event that the participant leaves their account balance in the Plan, they are still restricted from diversifying the employer stock portion of their account until age 55.

During 2004, the Plan's investments (including gains and losses on investments bought and sold, excluding loans to participants, as well as held during the year) appreciated in fair value as follows (in thousands):

	Net Appreciation in Fair Value During Year	Quoted Market Value at End of Year
Year ended December 31, 2004		
SunTrust common stock fund	$ 19,633	$ 1,035,291
Mutual funds	51,093	540,651
Money market mutual fund	-	88,529
Collective trust fund	7,608	82,675
	$ 78,334	$ 1,747,146

Non-participant Directed Investments
Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments as of December 31, 2004 is as follows (in thousands):

Investments:	
SunTrust Banks, Inc. common stock	$ 489,756
STI Classic Prime Quality Money Market Mutual Fund	4,716
Due from broker for sales of securities and other	1,526
Due to the Plan	(1,526)
Net assets available for plan benefits	$ 494,472
Changes in net assets available for plan benefits:	
Employer contributions	$ 47,596
Distributions to participants	(34,236)
Dividends	13,034
Net appreciation in fair value	16,304
Transfers to other funds and net loan activity	(17,713)
Net increase during year	$ 24,985

4. **Risks and Uncertainties**

The Plan's investments are exposed to different risks, such as interest rate, credit, and overall market volatility risks. Due to these risks, it is reasonably possible that changes in the values of the investments held by the Plan will occur in the near term, and such changes could materially affect the value of the investments reported in the accompanying financial statements and participant account balances. Due to the significant investment in SunTrust Banks, Inc. common stock, a decline in the value of the stock could have a material impact on the performance of the plan.

5. **Party-In-Interest Transactions**

All investments and income relating to all investments held by the Plan are transactions with parties in interest. The Company's contributions may be made in cash or in common stock. During 2004, all of the Company's contributions were made in Company common stock with cash contributions made for fractional shares of common stock. At December 31, 2004, the Plan held 14,013,137, shares of Company common stock, which represented an ownership interest in the Company of less than 5% of the Company's outstanding shares at that date.

6. **Tax Status**

The Plan has received and updated favorable determination letter dated January 23, 2003 in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code as of that time. The Plan Committee and the Plan's legal counsel believe that the Plan remains qualified and the related trust was tax-exempt as of December 31, 2004.

7. **Subsequent Events**

The Company acquired National Commerce Financial Corporation (NCF) on October 1, 2004 and effective July 1, 2005 the Company intends to merge NCF 401k plan into the Plan.

SunTrust Banks, Inc. 401(k) Plan

EIN 58-1575035, Plan 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value
*SunTrust Banks, Inc., common stock	Common Stock, 14,013,137 shares	$ 570,715,297	$ 1,035,290,562
*STI Classic Prime Money Market Fund	Money Market Fund, 9,969,636 shares	9,969,636	9,969,636
Total Plan interest in SunTrust common stock fund			1,045,260,198
*STI Classic Capital Appreciation Fund	Mutual Fund, 10,984,096 shares	(a)	140,047,227
*STI Classic Growth and Income Fund	Mutual Fund, 7,354,570 shares	(a)	119,291,120
*STI Classic Small Cap Growth Stock Fund	Mutual Fund, 6,044,889 shares	(a)	126,640,420
*STI Classic Investment Grade Bond Fund	Mutual Fund, 4,129,264 shares	(a)	43,935,368
*STI Classic Value Income Stock Fund	Mutual Fund, 4,572,126	(a)	57,700,234
*STI Classic Short-term Bond Fund	Mutual Fund, 2,358,159 shares	(a)	23,133,542
*STI Classic Mid Cap Value Equity Fund	Mutual Fund, 2,508,613 shares	(a)	29,902,662
Total Mutual Funds			540,650,573
*STI Classic Prime Quality Money Market Mutual Fund	Money Market Fund, 78,559,275 shares	(a)	78,559,275
*STI 500 Index Retirement Fund	Retirement Fund, 8,960,203 shares	(a)	82,675,077
**Participant loans			52,179,765
	Total investments		$ 1,799,324,888

*Party-in-interest, as defined by ERISA.
**Participant loans from Plan participants are due at various times, with interest rates from 5.25% to 12.0%.
(a) Information not required by ERISA.

The accompanying notes are an integral part of this schedule.

SunTrust Banks, Inc. 401(k) Plan
EIN 58-1575035, Plan 002
Schedule H, Line 4j – Schedule of Reportable Transactions
For the Year Ended December 31, 2004

			Sales		
Identity of Party Involved	**Description of Assets**	**Purchase Price**	**Selling Price**	**Cost of Assets**	**Net Gain (Loss)**
*SunTrust Banks, Inc.	SunTrust Banks, Inc. Common Stock				
	76 Purchases	$ 90,262,296	N/A	N/A	N/A
	190 Sales	N/A	$ 124,225,069	$ 69,243,228	$ 54,981,841
	STI Classic Prime Quality Money Market Mutual Fund				
	133 Purchases	$ 60,999,556	N/A	N/A	N/A
	136 Sales		$ 67,900,187	$ 67,900,187	$ -

*Party-in-interest transactions, as defined by ERISA.

The accompanying notes are an integral part of this schedule.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-86306) of SunTrust Banks, Inc. of our report dated June 28, 2005 relating to the financial statements of the SunTrust Banks, Inc. 401(k) Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Atlanta, Georgia
June 28, 2005